
07076186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2007
WASH, D.C.
190
SECTION

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 001-15781

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

REQUIRED INFORMATION

Item 1-3. The Berkshire Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Consent of Christopher J. Trakas, C.P.A.

FINANCIAL STATEMENTS

BERKSHIRE BANK 401(K) PLAN
EIN 04-3312097
FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

BERKSHIRE BANK 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2006 and December 31, 2005

Christopher J. Trakas, CPA
50 Meadowview Road
Milton, MA 02186
(617) 697-5555
chris_the_cpa@hotmail.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Berkshire Bank

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Berkshire Bank 401(k) Plan (the "Plan") as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2006 and 2005, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Christopher J. Trakas, CPA
Milton, Massachusetts
October 10, 2007

BERKSHIRE BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

	As of December 31,	
	2006	2005
Non-interest bearing cash	$ 45	$ -
Employer & Particiapnt Contributions Receivable	-	-
Corporate stock - common	8,111	-
Loans to participants	518,495	437,236
Investments at fair market value:		
Interest in registered investment companies	25,085,905	22,385,942
Employer securities	2,088,039	4,121,523
Net assets available for plan benefits	$ 27,700,595	$ 26,944,701

The accompanying notes are an integral part of these financial statements

BERKSHRE BANK 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

		For The Year Ended December 31, 2006
Contributions:		
Employee	$	1,094,329
Employer		910,977
Employee Rollovers		522,545
Total Contributions		2,527,851
Investment Income:		
Net investment gain/(loss) from investment in		
SBERA common/collective trust		-
Registered investment companies		2,912,061
Employer stock		284,558
Interest income, participant loans		30,870
Dividends on employer stock		32,624
Gain on sale of assets		38,669
Total investment income		3,298,782
Total additions		5,826,633
401(k) disbursements:		
Administrative expenses		7,971
Benefits paid		5,140,149
Total subtractions		5,148,120
Assets transferred in from merged plan		77,381
Net increase/(decrease) in net assets		755,894
Net assets available:		
Beginning of period		26,944,701
End of period	$	27,700,595

The accompanying notes are an integral part of these financial statements

BERKSHIRE BANK 401(k) PLAN

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Berkshire Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation and contributions

To become eligible for participation, an employee must be at least age 21 and must have completed one year of service. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) plan document.

Participants may contribute between one and seventy five percent of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options daily. The bank may also match a portion of the employee's contribution as outlined in the Plan's adoption agreement.

Withdrawals

Participants may withdraw contributions only after attaining 59 1/2 years of age, termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or his/her beneficiary.

Vesting

Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be 100% vested or vested according to a schedule elected by the employer in the Plan's adoption agreement.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

(1) Description of Plan (continued)

Participant Loans

Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate, as published in the *Wall Street Journal* on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on his/her current investment choices.

The maximum loan amount is one half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years and in the case of residential real property up to twenty years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their deferrals and any employer matching contributions to the following investment accounts, in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity and Selected Value Account
A diversified portfolio of domestic and international stocks.

Bond Accounts
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U.S. Government or its agencies.

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index.*

Small Cap Equity Accounts
A portfolio of common stocks of small to medium sized companies.

International Equity Accounts
A portfolio of international equity securities.

(1) Description of Plan (continued)

Fidelity Enhanced Index Account
A portfolio of domestic stocks based upon the Standard & Poor's 500 Composite Price Index, invested only in stocks held by Fidelity Investment's mutual funds.

Large Cap Value Account
Large Cap Value investments.

Mid-Large Cap Value Accounts
The account seeks to achieve its investment objective by investing primarily in US Dollar denominated equity securities of companies with market capitalizations of at least $2 Billion.

Small Cap Value Account
A domestic common stock portfolio comprised of value-oriented stocks whose sector weights are relatively similar to those of the Russell 2000 Index

LifePath Accounts: Retirement; 2010; 2020; 2030; 2040
Target Retirement Funds: Retirement; 2015; 2025; 2035; 2045
The number indicates the approximate year the participant plans to start withdrawing their money. The higher the number the more equities as the withdrawal time is further away.

Low Priced Stock Fund
Royce Low Priced Stock Fund to invest in low priced stocks of various capitalizations for capital appreciation.

Employer Stock
The sponsoring employer has its common stock available as an investment option.

Total Stock Market Index Fund
A domestic common stock portfolio comprised of value-oriented stocks designed to be similar to those of the Russell 5000 Index.

Morgan and Windsor Funds
Fund invests in growth stocks and dividend paying stocks.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements of the Plan have been prepared on an accrual basis and are in conformity with accounting principles generally accepted in the United States of America. Participant accounting reflects balances on a cash basis.

(b) Valuation of Investments
Investments consist of assets held in registered investment companies, common/collective trusts and in employer stock and are valued at their fair market value as of December 31, 2005 and 2004. Participant loans are valued at cost, which approximates market value. Interest earned is recorded on the accrual basis. Dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains and losses on the sale of investments are calculated using the actual cost method.

(c) Use of Estimates
In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates included the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

(3) Administration of the Plan

Investment expenses of the Trust's Funds, such as custodial and advisory fees, are borne by the Trust. Transaction fees are borne by the Trust and are recorded as part of the cost of the investments acquired. Miscellaneous fees, including audit and administrative fees, are allocated to the Plan's sponsor. On October 1, 2004 the administrator of the Plan was changed to Vanguard Group, Inc. and the Trustee of the Plan became Berkshire Bank.

(4) Tax Status

The Berkshire Bank 401(k) Plan is a Prototype Plan, which has been approved by the Internal Revenue Service (IRS). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5) Investments

The following presents investments that represented 5% or more of the Plan's net assets at December 31:

	2006	2005
500 Index	$ 4,599,812	$ 4,672,623
Int Term Treasury	1,927,614	1,837,869
Int'l Growth	2,059,998	1,410,322
Money Market	1,952,185	1,700,314
Small Cap Growth	1,536,840	1,677,051
Target 2015	2,833,437	2,182,983
Target Retirement Inc.	1,143,321	1,169,383
Total Stock Mkt Inv	5,595,338	4,314,962
Windsor II Fund	-	1,052,020
Employer Stock	2,088,039	4,121,523

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $3,298,782 and $909,851, respectively, as follows:

	2006	2005
Common/collective trust	$ -	$ -
Registered investment companies	2,912,061	1,245,249
Employer stock	355,851	(357,981)
Participant loans	30,870	22,583
Total investment income	$ 3,298,782	$ 909,851

(6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Group, who is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

BERKSHIRE BANK 401(k) PLAN

Schedule I

Schedule of Assets Held for Investment Purposes at End of Year - Attachment for Schedule H, Line 4i
As of December 31, 2006

Berkshire Bank 401(K) Plan, EIN 04-3312097, PN 002

	Identity of Issue	Investment Type	Cost	Current Value
*	Royce Low Priced Stock	Registered Investment Company	$ 507,202.89	$ 550,550.46
*	Vanguard 500 Index Inv	Registered Investment Company	3,845,365.61	4,599,812.05
*	Vanguard IT Treasury Inv	Registered Investment Company	1,986,188.67	1,927,614.38
*	Vanguard Int'l Growth Fund	Registered Investment Company	1,801,115.91	2,059,997.62
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	500,881.33	560,760.46
*	Vanguard Morgan Growth Inv	Registered Investment Company	139,740.41	159,822.49
*	Vanguard Prime Money Mkt	Registered Investment Company	1,952,185.28	1,952,185.28
*	Vanguard Selected Value	Registered Investment Company	500,983.06	557,845.68
*	Vanguard Sm-Cap Growth Index	Registered Investment Company	1,233,551.59	1,536,840.06
*	Vanguard Tgt Retirement 2015	Registered Investment Company	2,538,776.79	2,833,436.63
*	Vanguard Tgt Retirement 2025	Registered Investment Company	191,818.59	208,766.61
*	Vanguard Tgt Retirement 2035	Registered Investment Company	293,410.95	344,157.84
*	Vanguard Tgt Retirement 2045	Registered Investment Company	194,611.73	230,451.87
*	Vanguard Target Retirement Inc	Registered Investment Company	1,124,719.74	1,143,320.74
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	4,613,529.98	5,595,337.60
*	Vanguard Windsor II Fund Inv	Registered Investment Company	716,861.26	791,400.00
*	VGI Brokerage Option	Vanguard Brokerage Option	41,455.64	41,761.64
*	Berkshire Hills	Company Stock Fund	964,639.73	2,088,038.85
*	Loan Fund	5% - 9.25%	518,494.90	518,494.90
	Total assets held for investment purposes		$ 23,665,534.06	$ 27,700,595.16

* Party in Interest

BERKSHIRE BANK 401(k) PLAN

Schedule II

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2006

Berkshire Bank 401(K) Plan, EIN 04-3312097, PN 002

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Vanguard	Vanguard 500 Index Inv	$ 749,695.77			$ 749,695.77	
Vanguard	Vanguard 500 Index Inv		$1,394,176.94	$ 1,252,923.15	1,394,176.94	$ 141,253.79
Vanguard	Vanguard Int'l Growth Fund	1,023,345.89			1,023,345.89	
Vanguard	Vanguard Int'l Growth Fund		553,755.89	444,983.30	553,755.89	108,772.59
Vanguard	Vanguard Prime Money Mkt	1,041,428.06			1,041,428.06	
Vanguard	Vanguard Prime Money Mkt		789,556.88	789,556.88	789,556.88	-
Vanguard	Vanguard Total Stock Mkt Inv	1,435,679.73			1,435,679.73	
Vanguard	Vanguard Total Stock Mkt Inv		804,612.35	703,199.00	804,612.35	101,413.35
Vanguard	Berkshire Hills	416,695.91			416,695.91	
Vanguard	Berkshire Hills		2,773,101.35	1,017,669.60	2,773,101.35	1,755,431.75

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2006** is as follows:

	PARTICIPANT DIRECTED				
	Royce Fund: Royce Low Priced Stock Fund; Investment Class Shares	Vanguard 500 Index Fund Investor Shares	Vanguard Intermediate-Term Treasury Fund Investor Shares	Vanguard International Growth Fund	Vanguard Mid-Cap Index Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 48,417.60	$ 76,914.89	$ 84,331.25	$ 198,360.09	$ 6,921.06
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	13,695.50	51,894.43	(6,260.91)	36,360.03	11,378.99
Net unrealized apprec. (deprec.) of investments	28,980.01	519,775.73	(20,544.60)	143,725.60	45,040.90
	91,093.11	648,585.05	57,525.74	378,445.72	63,340.95
Contributions:					
Employer	20,075.01	166,709.12	54,370.97	76,875.02	20,132.58
Participant	29,118.02	279,767.40	72,194.72	139,393.15	47,486.55
Participant loan repayments	1,578.48	69,037.06	21,798.08	10,447.51	3,079.56
	50,771.51	515,513.58	148,363.77	226,715.68	70,698.69
Asset transfers in	-	-	-	-	-
Other additions	-	-	-	-	-
Total additions	141,864.62	1,164,098.63	205,889.51	605,161.40	134,039.64
Deductions					
Payment of benefits	138,941.93	840,758.29	189,415.96	478,420.97	229,425.84
Participant loan withdrawals	1,451.83	84,824.33	28,706.14	18,617.47	2,841.29
Other deductions	144.03	1,605.21	516.03	411.28	153.46
Total deductions	140,537.79	927,187.83	218,638.13	497,449.72	232,420.59
Net increase (decrease) prior to interfund transfers	1,326.83	236,910.80	(12,748.62)	107,711.68	(98,380.95)
Interfund transfers	59,952.38	(309,721.81)	102,493.51	541,963.95	182,208.48
Net increase (decrease)	61,279.21	(72,811.01)	89,744.89	649,675.63	83,827.53
Net assets available for plan benefits:					
Beginning of period	489,271.25	4,672,623.06	1,837,869.49	1,410,321.99	476,932.93
End of period	$ 550,550.46	$ 4,599,812.05	$ 1,927,614.38	$ 2,059,997.62	$ 560,760.46

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2006** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Morgan Growth Fund Investor Shares	Vanguard Prime Money Market Fund	Vanguard Selected Value Fund	Vanguard Small-Cap Growth Index Fund	Vanguard Target Retirement 2015 Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 5,608.73	$ 87,437.01	$ 33,794.51	$ 4,358.15	$ 68,643.34
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	1,577.11	-	2,828.49	30,685.94	6,922.59
Net unrealized apprec. (deprec.) of investments	8,756.70	-	46,486.71	142,060.17	210,538.78
	15,942.54	87,437.01	83,109.71	177,104.26	286,104.71
Contributions:					
Employer	10,218.50	148,258.44	23,187.42	66,383.17	85,536.76
Participant	11,874.94	136,230.32	51,262.90	92,032.33	315,955.30
Participant loan repayments	629.65	15,813.95	876.48	13,389.53	9,046.27
	22,723.09	300,302.71	75,326.80	171,805.03	410,538.33
Asset transfers in	-	-	-	-	-
Other additions	-	25.17	-	-	-
Total additions	38,665.63	387,764.89	158,436.51	348,909.29	696,643.04
Deductions					
Payment of benefits	39,160.16	470,640.18	199,095.60	388,074.95	34,730.94
Participant loan withdrawals	578.62	24,657.20	1,313.71	36,678.83	27,825.86
Other deductions	72.02	1,838.25	130.38	531.57	484.21
Total deductions	39,810.80	497,135.63	200,539.69	425,285.35	63,041.01
Net increase (decrease) prior to interfund transfers	(1,145.17)	(109,370.74)	(42,103.18)	(76,376.06)	633,602.03
Interfund transfers	15,828.51	361,241.92	38,928.18	(63,834.98)	16,851.04
Net increase (decrease)	14,683.34	251,871.18	(3,175.00)	(140,211.04)	650,453.07
Net assets available for plan benefits:					
Beginning of period	145,139.15	1,700,314.10	561,020.68	1,677,051.10	2,182,983.56
End of period	$ 159,822.49	$ 1,952,185.28	$ 557,845.68	$ 1,536,840.06	$ 2,833,436.63

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2006** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Target Retirement 2025 Fund	Vanguard Target Retirement 2035 Fund	Vanguard Target Retirement 2045 Fund	Vanguard Target Retirement Income	Vanguard Total Stock Market Index Fund Investor Shares
Additions					
Investment income:					
Interest and dividend income, investments	$ 4,462.21	$ 6,288.96	$ 4,084.11	$ 41,493.64	$ 85,619.23
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	(8,537.77)	684.18	1,969.45	636.50	31,278.36
Net unrealized apprec. (deprec.) of investments	16,091.94	36,283.14	26,601.89	27,707.40	618,029.85
	12,016.38	43,256.28	32,655.45	69,837.54	734,927.44
Contributions:					
Employer	29,547.50	24,609.23	7,238.30	26,854.29	93,439.35
Participant	31,636.95	26,653.17	5,489.66	40,179.15	129,612.39
Participant loan repayments	97.62	2,294.65	6.09	5,436.34	50,839.96
	61,282.07	53,557.05	12,734.05	72,469.78	273,891.70
Asset transfers in	-	-	-	-	-
Other additions	-	-	-	-	-
Total additions	73,298.45	96,813.33	45,389.50	142,307.32	1,008,819.14
Deductions					
Payment of benefits	23,832.89	12,096.94	44,714.09	101,658.24	401,889.47
Participant loan withdrawals	-	-	126.53	1,425.90	88,544.32
Other deductions	199.92	187.20	88.82	226.22	747.71
Total deductions	24,032.81	12,284.14	44,929.44	103,310.36	491,181.50
Net increase (decrease) prior to interfund transfers	49,265.64	84,529.19	460.06	38,996.96	517,637.64
Interfund transfers	(36,987.77)	(9,926.13)	(14.89)	(65,058.81)	762,737.95
Net increase (decrease)	12,277.87	74,603.06	445.17	(26,061.85)	1,280,375.59
Net assets available for plan benefits:					
Beginning of period	196,488.74	269,554.78	230,006.70	1,169,382.59	4,314,962.01
End of period	$ 208,766.61	$ 344,157.84	$ 230,451.87	$ 1,143,320.74	$ 5,595,337.60

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2006** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Windsor II Fund Investor Shares	Berkshire Hills	Loan Fund	Vanguard Brokerage Option Fund	Total
Additions					
Investment income:					
Interest and dividend income, investments	$ 48,025.30	$ 32,578.61	$ -	$ 1,455.64	$ 838,794.33
Interest income, participant loans	-	-	30,869.68	-	30,869.68
Net realized gain (loss) on sale of investments	17,573.70	38,669.46	-	-	231,356.05
Net unrealized apprec. (deprec.) of investments	63,644.69	284,251.65	-	306.00	2,197,736.56
	129,243.69	355,499.72	30,869.68	1,761.64	3,298,756.62
Contributions:					
Employer	27,682.50	29,858.34	-	-	910,976.50
Participant	38,186.39	169,800.93	-	-	1,616,874.27
Participant loan repayments	530.42	18,073.12	(222,974.77)	-	-
	66,399.31	217,732.39	(222,974.77)	-	2,527,850.77
Asset transfers in	-	77,381.09	-	-	77,381.09
Other additions	-	-	-	-	25.17
Total additions	195,643.00	650,613.20	(192,105.09)	1,761.64	5,904,013.65
Deductions					
Payment of benefits	437,250.71	1,032,252.00	77,789.68	-	5,140,148.84
Participant loan withdrawals	1,212.59	32,349.14	(351,153.76)	-	-
Other deductions	154.80	479.61	-	-	7,970.72
Total deductions	438,618.10	1,065,080.75	(273,364.08)	-	5,148,119.56
Net increase (decrease) prior to interfund transfers	(242,975.10)	(414,467.55)	81,258.99	1,761.64	755,894.09
Interfund transfers	(17,644.75)	(1,619,016.78)	-	40,000.00	-
Net increase (decrease)	(260,619.85)	(2,033,484.33)	81,258.99	41,761.64	755,894.09
Net assets available for plan benefits:					
Beginning of period	1,052,019.85	4,121,523.18	437,235.91	-	26,944,701.07
End of period	$ 791,400.00	$ 2,088,038.85	$ 518,494.90	$ 41,761.64	$ 27,700,595.16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 10, 2007

Berkshire Bank 401(k) Plan

By: 
Plan Administrator

EXHIBIT 23.1
CONSENT OF CHRISTOPHER J. TRAKAS, C.P.A.

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 001-15781) of Berkshire Hills Bancorp of our report with respect to the financial statements of the Berkshire Bank 401(k) Plan for the year ended December 31, 2006, included in the Form 11-K.

Christopher J. Trakas, CPA

Christopher J. Trakas, C.PA.
Milton, MA
October 10, 2007

END